EXHIBIT 4.21

ASSIGNMENT OF RIGHTS

San Antonios Resources Inc. hereby assigns its pre-contractual rights under its letter of intent with Global Medical Sciences Inc. regarding the uro-stent technology to its wholly-owned subsidiary San Antonios Resources (USA) Inc., said assignment being made for consideration of one dollar ($1.00). Accordingly San Antonios Resources (USA) Inc. shall be considered to be the direct contracting party with Global Medical Sciences Inc. in respect of the intended licence agreement and thus acting as principal in respect of it without further obligation or rights of San Antonios Resources Inc.

SIGNED in Vancouver this 23rd day of September, 2002 prior to the closing of the licence agreement with Global Medical Sciences Ltd.

/s/ Antonios Kripotos
Antonios Kripotos
President

WITNESS

/s/ Lindsay Semple
Lindsay Semple